Amendment No. 3 to Schedule 13D

                       Securities and Exchange Commission
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 3

                          ONSITE ENERGY CORPORATION
                            ----------------------
                               (Name of Issuer)

               Class A Common Stock, Par Value $.001 Per Share
      ---------------------------------------------------------------------
                          (Title of Class of Securities)

                                  68284P 10 8
                             ----------------------
                                 (CUSIP Number)

                                  Lee P. Wages
                                   President
                               Westar Capital, Inc.
                               818 S. Kansas Avenue
                               Topeka, Kansas 66612
                                  (785)575-6320
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          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785)575-6322

                                December 16, 1998
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
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                         Amendment No. 3 to Schedule 13D

CUSIP NO. 68284P 10

1.  NAME OF REPORTING PERSON                              Westar Capital, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.                     48-1092416

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF              (A)    |_|
    A GROUP                                               (B)    |x|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                       WC, OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                  State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

    7.  SOLE VOTING POWER                                 0

    8.  SHARED VOTING POWER                               6,641,270

    9.  SOLE DISPOSITIVE POWER                            0

    10. SHARED DISPOSITIVE POWER                          6,641,270

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                6,641,270

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                         |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                             32.28%

14.  TYPE OF REPORTING PERSON                             CO

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                         Amendment No. 3 to Schedule 13D

CUSIP NO. 68284P 10



1.  NAME OF REPORTING PERSON                              Western Resources,
                                                          Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.                     48-0290150

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF              (A)    |_|
    A GROUP                                               (B)    |x|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                       WC, OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                  State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

    7.  SOLE VOTING POWER                                 0

    8.  SHARED VOTING POWER                               6,641,270

    9.  SOLE DISPOSITIVE POWER                            0

    10. SHARED DISPOSITIVE POWER                          6,641,270

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                6,641,270

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                         |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                             32.28%

14.  TYPE OF REPORTING PERSON                             CO

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                         Amendment No. 3 to Schedule 13D

          Item 1.   Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Class A Common Stock par value $.001 per share ("Common Stock"), of Onsite Energy Corporation ("Company"). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2.   Identity and Background.

No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

On October 15, 1998, 10,074 shares of Series C Convertible Preferred Stock were received by the Reporting Person from the Company as a dividend payment on Common Stock.

Item 4.   Purpose of Transaction.

As stated in the Schedule 13D filed by the Reporting Person on October 31, 1997, and amended by this Statement, the Reporting Person has the right, due to its stock ownership, to appoint directors to the Company's Board of Directors. Rita
A. Sharpe, Chairman and President of the Reporting Person was appointed as a director to the Company on October 31, 1997. Lee P. Wages became Chairman and President of the Reporting Person and replaced Ms. Sharpe as director of the Company on October 5, 1998. On December 16, 1998, Mr. Wages resigned as a director. No substitute for Mr. Wages on the Company's Board of Directors has been proposed by the Reporting Person.

On December 16, 1998, the Reporting Person filed for a declaratory judgment against the Company seeking an order finding that the Reporting Person is not obligated to make a capital contribution to the Company pursuant to an equity call by the Company under the Stock Subscription Agreement dated as of October 28, 1997.

On December 16, 1998, Western Resources, Inc. ("WRI") filed suit against Onsite Business Services, Inc., a wholly owned subsidiary of the Company, seeking recovery of amounts owed to WRI for services rendered to Onsite Business Services, Inc.

The Reporting Person shall continually review its ownership in the Company and, based on its evaluation of market and economic conditions, applicable regulatory requirements, the Reporting Person's contractual obligations entered into in connection with such investment, the Company's business prospects, and future developments, it may from time to time determine to modify its investment in the Company through any available means, including open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses
(a) through (j) or Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Issuer.
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                         Amendment No. 3 to Schedule 13D

Based upon the Company's Form 10-QSB filed with the Securities and Exchange Commission on December 1, 1998, the Company had a total of 18,457,253 shares of Common Stock outstanding as of November 13, 1998. As a result of the Common Stock dividend payment by the Company on October 15, 1998 of 10,074 shares of Class C Convertible Preferred Stock, the Reporting Person currently owns 4,524,500 shares of Class A Common Stock and 423,354 shares of Class C Convertible Preferred Stock (which would be convertible to 2,116,770 shares of Common Stock). Assuming the conversion of the Class C Convertible Preferred Stock at a 5 to 1 ratio, the total outstanding Common Stock of the Company would be 20,574,023 shares, of which the Reporting Person owns 32.28%.

Except of set forth in this Statement, neither the Reporting Person, WRI, nor, to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person or WRI beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Materials to be Filed as Exhibits.

No material change.

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                         Amendment No. 3 to Schedule 13D

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         WESTAR CAPITAL, INC.




                                         By: /s/ Lee P. Wages
                                             Lee P. Wages
                                             President


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         WESTERN RESOURCES, INC.




                                         By: /s/ Richard D. Terrill
                                             Richard D. Terrill
                                              Vice President, Law and Secretary

          Dated:    December 30, 1998
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